GRANT THORNTON LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Mirae Asset Wealth Management (USA) Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial condition of Mirae Asset Wealth Management (USA) Inc. and subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the

overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2018.

Newport Beach, California
March 16, 2020

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Current assets:		
Cash and cash equivalents	$	1,299,887
Restricted cash		2,250,000
Accounts receivable		497,040
Dividend receivable		5,399,969
Interest receivable		570,628
Prepaid taxes expense		1,049,308
Prepaid expenses and other current assets		139,552
Total Current Assets		11,206,384
Investments:		
Investments, at fair value		149,089,468
Equity securities without readily determinable fair value		90,000,000
Loans held for investment		72,474,653
Held-to-maturity debt securities		5,606,500
Available-for-sale debt securities		20,414,079
Property and equipment, net		1,193,593
Right of use assets		1,763,072
Margin deposit		291,383
Security deposit		36,716
TOTAL ASSETS	$	352,075,848

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	766,096
Short-term borrowings		1,000,000
Deferred interest		1,000,000
Lease liability - current		334,060
Deposits received		1,250,000
Deferred tax liability		1,275,337
Total Current Liabilities		5,625,493
LONG-TERM LIABILITIES		
Lease liability		1,747,332
Security deposit - tenant		8,189
Total Long-term Liabilities		1,755,521
TOTAL LIABILITIES		7,381,014
COMMITMENTS AND CONTINGENCIES (Note 16)		
STOCKHOLDER'S EQUITY		
Common stock, par value $ 0.01; 100 shares authorized, 70 issued, and 70 outstanding		—
Additional paid-in capital		320,000,000
Retained earnings		24,694,834
Accumulated other comprehensive income		—
TOTAL STOCKHOLDER'S EQUITY		344,694,834
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	352,075,848

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Consolidated Notes to Financial Statements
December 31, 2019

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. (MAWM) is a wholly-owned subsidiary of Mirae Asset Securities Holdings (USA), Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Mirae Asset Daewoo Co. Ltd. (the "Ultimate Parent"). MAWM has wholly owned subsidiaries, Mirae Asset Securities and Investments (USA), LLC (MASI) and HGX (USA), LLC (HGX) who each make capital investments for the sole benefits for the individual subsidiaries. MASI and HGX are consolidated by MAWM (collectively, the "Company").

MAWM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, MAWM is a member of the Securities Investor Protection Corporation ("SIPC"). Neither MASI nor HGX are broker-dealers registered with the SEC.

MAWM was incorporated in Delaware on April 24, 2008 and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. MAWM would execute and clear its U.S. securities trades through a third-party clearing broker. Non-U.S. security trades would clear through its affiliates. These security trades would be settled on a delivery versus payment basis. There have been no such transactions during the year ended December 31, 2019. MAWM also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

MAWM is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidation Policy – The consolidated financial statements include the accounts of MAWM and its wholly-owned subsidiaries. All material inter-company accounts and transactions of consolidated subsidiaries have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company's cash is held at a major U.S. bank and investment brokerage company. For the purpose of the consolidated statement of cash flows, the Company considers cash equivalents to include short-term, highly liquid investments with original maturity of three months or less. The Company maintains cash balances with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2019, the Company has uninsured cash of $684,329.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Consolidated Notes to Financial Statements
December 31, 2019

Restricted Cash – Cash held under the name of the borrower, held as a deposit and deferred interest are recorded as restricted cash in the accompanying consolidated statement of financial condition. The restricted cash is held at a major U.S. bank and investment brokerage company.

Accounts Receivable – Accounts receivable are customer obligations due under normal contract terms. Management reviews accounts receivable on a regular basis, based on contracted terms to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes that the Company's accounts receivable is all collectible.

Investments – The Company's investments are comprised of debt investments, including mezzanine real estate loans, treasury bills, corporate bonds and other debt securities, and equity securities, including preferred stock investments, mutual funds and private equity funds. Investment transactions are accounted for on a trade date basis. Realized gains and losses and movements in unrealized gains and losses are recognized in the consolidated statement of operations and determined on a first-in-first-out ("FIFO") basis. Investments held will earn dividend income which is recognized on the ex-dividend date and interest income is recognized on an accrual basis. For investments held at fair value, movements in fair value are recorded in the consolidated statement of operations at each valuation date.

MAWM is considered to be a broker-dealer within the scope of ASC 940 Financial Services – Brokers and Dealers ("ASC 940"), which require investments to be held at fair value through the consolidated statement of operations. MAWM's wholly owned subsidiaries, including MASI and HGX, are not considered to be broker-dealers within the scope of ASC 940 and, as such, the investments held in those entities are accounted for in accordance with ASC 320 Investment - Debt Securities ("ASC 320"), ASC 321 Investment – Equity Securities ("ASC 321") and ASC 310 – Receivables ("ASC 310").

The Company accounts for its investment purchases and sales on the consolidated statement of cash flows based upon the intended purpose of the investment. Purchases and sales of investments made for the purposes of trading, short-term capital appreciation or those held in MAWM are treated as operating activities in the consolidated statement of cash flows. Purchases and sales of investments made for the purposes of interest and dividend income and long-term capital appreciation are treated as investing activities in the consolidated statement of cash flows.

Equity securities – Investments with a readily determinable fair value are held at fair value through the consolidated statement of operations. Investments, including hedge fund and private equity fund investments, having the attributes of investment companies are valued using the reported net asset value ("NAV") per share as of the reporting date in accordance with the "practical expedient" provisions of ASC 820, Fair Value Measurements and Disclosures. The Company does not classify investments measured using the NAV practical expedient within the fair value hierarchy. Equity investments without a readily determinable fair value are carried at cost less impairment. Adjustments to this carrying value are made whenever there are observable price changes in orderly transactions for the identical or similar investments of the same issuer.

Debt securities – Debt securities are accounted for in accordance with ASC 940 and ASC 320. ASC 320 requires that the Company classify its investments as either (i) held-to-maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. Securities are accounted for as held-to-maturity only if the Company has the intent and ability to hold the debt securities to maturity. ASC 320

requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the consolidated statement of operations. For available for sale securities, only realized gains and losses are recognized in the consolidated statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income ("OCI"). Held-to-maturity securities are carried at amortized cost and are assessed for impairment at each reporting date.

Loans held for investment – Loans held for investments represent mezzanine loans secured by commercial real estate. Loans are recorded in the accompanying consolidated statement of financial condition at the principal amount outstanding, reduced by the allowance for loan losses and deferred loan fees on the origination of loans. Nonrefundable loan fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The deferred loan fees, net of certain direct costs, are recognized in interest income as an adjustment to yield over the loan term using the effective interest method.

The Company establishes and maintains a general allowance for loan losses inherent in the loan portfolio at the reporting date and, where appropriate, a specific allowance for loan losses for loans that the Company has determined to be impaired at the reporting date. An individual loan is considered impaired when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan.

Derivative Financial Instruments – All derivative financial instruments are recognized as either assets or liabilities at their fair value in the consolidated statement of financial condition with the changes in the fair value reported in current-period earnings. The company entered into various foreign currency swap agreements with Mirae Asset Securities (UK) Ltd., its sister company. See Note 4 for the arrangement of the derivative financial instrument.

Variable Interest Entities – The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities (VIE). The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the VIE's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the VIE. In the event that the Company is the primary beneficiary of a VIE, the assets, liabilities, and results of the operations of the VIE will be included in the Company's consolidated financial statements.

The Company had held controlling interests in two trusts, Mirae Asset Properties I, DST ("MAP") and Mirae Asset Debt Investments I, DST ("MADI"), which are VIEs. However, during 2019, there were conversion notices which took away controlling rights from the Company, and then ownership decreased below 90%. These events resulted in changes in control of these trusts and therefore, the trusts were deconsolidated from the Company's consolidated financial statements.

As a result of the deconsolidation, the loss on deconsolidation in the amount of $405,172 was recognized. The fair values of the Company's retained noncontrolling investment of $31,211,698 for MAP and $14,800,000 for MADI were measured based on the relevant and observable prices. Upon deconsolidation, the interests were reclassed to available-for-sale debt securities (See Note 8).

Leases – In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet for leases classified as operating leases under previous guidance. The accounting for finance leases (capital leases) was substantially

unchanged. The original guidance required application on a modified retrospective basis with adjustments to the earliest comparative period presented. In August 2018, the FASB issued ASU No. 2018-11, "Targeted Improvements to ASC 842," which included an option to not restate comparative periods in transition and elect to use the effective date of ASU No. 2016-02 as the date of initial application, which the Company elected. As a result, the consolidated balance sheet prior to January 1, 2019 was not restated, and continues to be reported under previous guidance that did not require the recognition of operating lease liabilities and corresponding lease assets on the consolidated statement of financial condition. With the adoption of ASU No. 2016-02 on January 1, 2019, the Company recorded operating lease right-of-use assets of approximately $1,468,000 and lease liabilities of approximately $1,804,000.

The adoption of ASU No. 2016-02 had an immaterial impact on the Company's consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2019. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical lease classification, not reassess prior conclusions related to expired or existing contracts that are or that contain leases, and not reassess the accounting for initial direct costs.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Income Taxes). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.

Recent Accounting Pronouncements – In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). This standard introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments. It requires an entity to estimate lifetime expected credit losses, under the new CECL model based on relevant information about historical events, current conditions, and reasonable and supportable forecasts. The guidance modifies the impairment model for available-for-sale debt securities, and provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Consolidated Notes to Financial Statements
December 31, 2019

The new standard becomes effective January 1, 2023 including interim periods, and early adoption is permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of the adoption of the provisions of ASU 2016-13.

3. REVENUES

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

Arrangement Revenue

Arrangement revenue represents revenues earned from arranging the issuance of and placing newly created financial instruments. Fees are earned from either the buyer or seller of the financial instrument. Arrangement revenue is recognized when all services have been provided and payment is earned, which is typically when the agreement to buy or sell the financial instruments has been executed.

During the year ended December 31, 2019, the Company earned arrangement revenue from three arrangements totaling approximately $979,796.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts using an investment advisory reporting platform. The Company provides ongoing investment advice and performs administrative services on these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's investment advisory services is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The value of the client portfolio can be determined on a monthly basis.

The Company provides advisory services to select clients through a third-party investment manager who manage their clients' investment portfolio. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees.

The Company is charged by third-party investment advisors based on a percentage of the market value of the eligible assets in the clients' advisory accounts. These fees are included in the sub-manager fee noted in the consolidated statement of operations.

Dividends and Interest Income

The Company earns interest income from their held-to-maturity debt investments, available-for-sale debt securities, treasury bills, corporate bonds, certificate deposits, margin deposit and bank savings accounts. Additionally, dividend income is earned from mutual funds and equity investments.

Rental Income

Rental income is earned on a straight-line basis from its subtenants and third-party arrangement. The Company earns rental income from three customers. Two rental agreements as sublease arrangements, one of which is a related party (Note 4). The third-party arrangement is related to a building lease held by a former subsidiary which had been controlled by the Company until deconsolidation in May 2019.

Realized and Unrealized Gains (Losses)

The Company earns realized gains (losses) from the sale or settlement of investments and derivatives instruments. The Company recorded unrealized gains (losses) from changes in fair value of financial instruments held at fair value.

4. RELATED PARTY TRANSACTIONS

There was one arrangement income amounting to $250,000 from the arrangement with a related party for the year ended December 31, 2019. As of December 31, 2019, the arrangement receivable of $250,000 was accounted for under accounts receivable in the accompanying consolidated statement of financial condition.

MASI holds beneficial interests in two trusts which are managed by Mirae Asset Real Estate Partners I, LLC (MAREP) and Mirae Asset Real Estate Debt Partners I, LLC (MAREDP). MAREP and MAREDP were created by Mirae Asset Global Investments (USA), LLC, a related party entity. MAREP and MAREDP sub-contracted certain administrative works to MAWM as a service provider. The aggregate service fee income for both trusts amounted to $350,163 for the year ended December 31, 2019, and the fee income is recorded under advisory revenue in the accompanying consolidated statement of operations. As of December 31, 2019, the outstanding balance of the service fee income receivable from MAREP and MAREDP was $85,719, and it was recorded under accounts receivable in the accompanying consolidated statement of financial condition.

The Company's wholly owned subsidiary, HGX, invested in an entity in the amount of $90,000,000 in return for 9,000 preferred stock shares and 6% voting interest. Additionally, various related parties of the Company invested $270,000,000 in common shares and $140,000,000 in preferred shares. The Company and its related parties hold 100% of the common and preferred shares in the investee. These proceeds were used to acquire an ETF solutions provider. Dividend income was approximately $6,761,000 for the year ended December 31, 2019 and the dividend receivable as of December 31, 2019 was approximately $5,400,000.

The Company subleases its office space to Mirae Asset Global Investment (USA), LLC with a base rental income of $7,381 per month plus parking, expiring April 2021. Total rental income from the related party was $92,961 for the year ended December 31, 2019. As of December 31, 2019, there was no rent receivable due from the related party under this sublease agreement with Mirae Asset Global Investment (USA), LLC.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities Holdings USA, Inc.)
Consolidated Notes to Financial Statements
December 31, 2019

During the year, the Company's hedge fund was managed by related parties. The Company redeemed its interest in the hedge fund for $47,592,125. From the hedge fund, the Company earned realized and unrealized gains (losses), net for a combined gain of $2,065,865 for the year ended December 31, 2019.

The Company purchased treasury bills for an aggregate amount of $39,934,772 through Mirae Asset Securities (UK) Ltd., an affiliated foreign broker-dealer. The treasury bills were redeemed at $29,948,810, and the remaining balance of the treasury bill is $9,991,220 as of December 31, 2019. The interest income generated from the treasury bill was $40,154, and the unrealized gain from the treasury bill was $5,258 for the year ended December 31, 2019. The Company also purchased a corporate bond for the amount of $2,061,880 through Mirae Asset Securities (UK) Ltd., and the interest income of $22,819 was generated and the unrealized loss of $10,891 was recorded from the bond for the year ended December 31, 2019.

The company invested $1,095,834 in Disruptive Technologies Fund LLP that is managed by Mirae Asset Global Investments (USA), LLC, and the unrealized loss of $450,806 was recorded under this investment for the year ended December 31, 2019. The net asset value was $645,028 as of December 31. 2019. The unfunded commitment to-date is $45,904,166.

The Company transferred mortgage notes in the amount of $14,800,000 to MADI in return for 100% of beneficial interests of MADI in January 2019.

The Company entered foreign currency swap with Mirae Asset Securities (UK) Ltd., its sister company. The purpose of the swap is to hedge the Company's risk in fluctuation's in repayments of principal and interest in its private investment note (see Note 7). As part of entering into these swap arrangements, the Company made a margin deposit as collateral with its sister company. As of December 31, 2019, the Company has $291,382 in margin deposit related to the swap agreement.

The company entered into various swap agreements with its sister company that expired in June 2019 and December 2019, respectively. The Company earned a realized gain of $273,500 from the expired swaps, which is included in the consolidated statement of operations.

5. FAIR VALUE

The Company accounts for certain assets and liabilities in accordance with ASC 820, Fair Value Measurement and Disclosures that establishes a framework for measuring fair value. The framework defines fair value, and expands disclosures about fair value measurement. The standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance.

The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. The type of assets and liabilities in Level I include listed equities and other securities held in the name of the Company and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the asset and liabilities and include situations where there is little, if any market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation. Assets and liabilities that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2019, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

Recurring Fair Value Measurements

The assets measured at fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below as of December 31, 2019:

Assets	Level 1	Level 2	Level 3	Total Investments
Mutual funds - trading	$ 126,204,220	$ —	$ —	$ 126,204,220
Treasury bill	9,991,220	—	—	9,991,220
Corporate bond	2,049,000	—	—	2,049,000
Certificate deposits	200,000	—	—	200,000
	$ 138,444,440	$ —	$ —	$ 138,444,440
Investments measured at NAV (practical expedient)				
Private equity funds (a)				$ 10,645,028
Total investments, at fair value				$ 149,089,468

Assets	Level 1	Level 2	Level 3	Total Investments
Available-for-sale securities (b)	$ —	$ 20,414,079	$ —	$ 20,414,079

(a) Alpha Assai: This fund is comprised of one investment in private company. Shares of the fund may be redeemed as of the first business day of any calendar month at the net asset value per share calculated on the valuation day immediately preceding such redemption day. Redemptions are only paid-in-kind in the form of the shares of the private company investment of the fund. Generally, limited partners may not withdraw any capital from the partnership. Limited partners also may not transfer any of their interest, rights or obligations under the partnership without the prior written

consent of the general partner, which may be withheld or granted in its sole discretion. No redemptions are paid in cash. This investment has no unfunded commitments at year end.

Mirae Asset Disruptive Technologies Fund I, LP: This fund has made no investment since the initial closing occurred on July 2019 and the Company's unfunded commitments of this fund are $45,904,166 at year end. All distributions from the fund, other than distributions of securities, shall be paid in cash.

(b) These available-for-sale securities consist of two investments in MAP and MADI. The Company transferred certain assets to these trusts in exchange for beneficial interests. The beneficial interests owned by the Company are repurchased by outside investors up to 95% of total interests. As such, these beneficial interests were recorded as available-for-sale debt securities in the accompanying consolidated statement of financial condition in accordance with ASC 320.

The fair value of the mutual funds, treasury bill, corporate bond and certificate deposits are the market value based on quoted market prices. The fair value of available for sale securities is measured based on the relevant and observable prices. Private equity funds are valued at net asset value (NAV) of the fund provided by the issuer and based on the fair value of the underlying investments which are readily determinable.

Fair Value of Financial Instruments Carried at Other Than Fair Value

The following table provides fair value information for financial instruments that are carried on the consolidated statement of financial conditions at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued dividend income, restricted cash, receivables, and payables. The estimated fair value of the excluded financial instruments approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality.

The estimated fair value of short-term borrowing approximates the fair value due to the fact that the agreement was entered into near the end of the year with minimal changes in interest rates or credit quality.

The assets carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2019:

Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Loans held for investment	$ 72,474,653	$ —	$ 72,474,653	$ —	$ 72,474,653
Held-to-maturity debt securities	5,606,500	—	5,606,500	—	5,606,500
	$ 78,081,153	$ —	$ 78,081,153	$ —	$ 78,081,153

6. **INVESTMENT – EQUITY SECURITY WITHOUT READILY DETERMINABLE FAIR VALUE**

The Company invested $90,000,000 in preferred stock, which represents 39% of preferred stock outstanding and provides 6% voting interest. The ownership in preferred shares is in a holding company which owns an ETF solutions provider. This equity investment does not have a readily determinable fair value and does not

qualify for the existing practical expedient under ASC 820. Additionally, this preferred stock investment does not qualify for equity method accounting since it is not substantially similar to common stock due to a substantive liquidation preference. Therefore, the investment is accounted at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. No impairment has been recorded as of December 31, 2019. Declared dividends is at 6% of the original issue price per share of preferred shares per annum. Dividends will be paid no later than one hundred days after the last day of each such fiscal year. The preferred shares shall not bear interest on any accrued and unpaid dividends. Dividends are recognized in the consolidated statement of operations when declared and totaled approximately $6,761,000 for the year ended December 31, 2019 and the dividend receivable as of December 31, 2019 was approximately $5,400,000.

7. HELD-TO-MATURITY SECURITIES

This is comprised of one private investment note that was made on May 2018. The note is denominated in euros and is carried at cost because the Company has both the intent and the ability to hold investments to maturity. Interest on the note pays on a semi-annual basis at rate of 6.80%. The entire note is due in May 2021. The balance at the end of December 31, 2019 was $5,606,500. Additionally, the Company's wholly owned subsidiary, MASI, entered into a foreign currency swap with its sister company Mirae Asset Securities (UK) Ltd, to hedge MASI's risks in fluctuation in repayments of principal and interest in its private investment note. MASI earned a realized gain of $273,500 from an expired swap on December 2019.

8. AVAILABLE-FOR-SALE DEBT SECURITIES

The Company formed two trusts, MAP and MADI, primarily to create investment products for clients. The Company transferred certain assets to these trusts and received 100% beneficial interests on their formation. However, the Company has sold 53.95% of MAP's beneficial interest and 71.28% of MADI's beneficial interests to outside investors as of December 31, 2019. Both trusts were considered VIEs as the holders of the equity investment at risk do not have the power, through voting rights or similar rights, to direct the activities of trust that most significantly impact the trust's economic performance.

The Company had been the primary beneficiary of MAP and consolidated it into the Company's consolidated financial statement. However, the Company no longer had the power to direct the activities of MAP that most significantly impact the entity's economic performance when the Conversion Notice was made and the ownership became below 90% in May 2019. Therefore, the Company deconsolidated MAP from its consolidated financial statements as of May 31, 2019 and reclassed it as an available-for-sale debt security under ASC 320 as it receives a stream of cash flows under preset terms and conditions (see Note 5).

The Company is not the primary beneficiary of MADI because the Company does not have the power to direct the activities of MADI that most significantly impact the entity's economic performance. Therefore, the Company does not consolidate MADI and records it as an available-for-sale debt security under ASC 320 as it receives a stream of cash flows under preset terms and conditions.

At December 31, 2019, the amortized cost and estimated fair value of securities, with unrealized gains and losses, were as follows:

	Amortized cost	Unrealized gain (loss)	Estimated fair value
Available-for-sale securities	$ 20,414,079	$ —	$ 20,414,079

The amortized cost and estimated fair value of securities at December 31, 2019, by contractual maturity, were shown below. Expected maturities may differ from contractual maturities because the trusts can be terminated earlier than the planned contractual maturities by the trust manager's sole decisions.

	Amortized cost	Estimated fair value
Due in one year or less	$ —	$ —
Due after one year through five years	20,414,079	20,414,079
	$ 20,414,079	$ 20,414,079

For the year ended December 31, 2019, proceeds from redemption and sale of available-for-sale investments amounted to approximately $28,184,580 with a realized gain of $737,724.

9. LOANS HELD FOR INVESTMENT

Note A is a private investment note that was made in August 2018. Interest on the note pays on a monthly basis at rate of 4.30% plus 1-month LIBOR. The entire note is due in July 2020 with five one-year extensions not to exceed seven years from commencement. The balance at the end of December 31, 2019 was $20,200,000.

Note B is a private investment note that was made in September 2018. Interest on the note pays on a monthly basis at rate of 9.00% plus 1-month LIBOR. The entire note is due in July 2020 with five one-year extensions not to exceed seven years from commencement. The balance at the end of December 31, 2019 was $10,000,000.

Note C is a private investment note that was made in October 2018. Interest on the note pays on a monthly basis at rate of 6.60% plus 1-month LIBOR in the first year and 8.04% plus 1-month LIBOR in the second year. The entire note is due in October 2020. The balance at the end of December 31, 2019 was $10,000,000.

Note D is a private investment note that was made in July 2019. Interest on the note pays on a monthly basis at a fixed rate of 8.00%. The entire note is due in June 2020. The balance at December 31, 2019 was comprised of the following:

Gross loans	$ 20,000,000
Less:	
Deferred loan fees	(249,322)
Allowance for credit losses	(76,500)
Loans, net	$ 19,674,178

Note E is a private investment note that was made in July 2019. Interest on the note pays on a monthly basis at a greater rate of 5.65% plus 1-month LIBOR or 7.40%. The entire note is due in July 2022. The balance at December 31, 2019 was comprised of the following:

Gross loans	$	13,000,000
Less deferred loan fees		(399,525)
Loans, net	$	12,600,475

10. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment are comprised of the following:

Computer and office equipment	$	76,378
Furniture and fixture		174,288
Leasehold improvements		1,615,643
Total		1,866,309
Less accumulated depreciation and amortization		(672,716)
	$	1,193,593

Depreciation and amortization expense for the year ended December 31, 2019 was approximately $822,000.

11. LEASES

The Company leases identified assets comprising real estate and equipment. Real estate leases consist primarily of office space and equipment leases consist of vehicles and office equipment. At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the term, and (3) whether the Company has the right to direct the use of the asset. At inception of a lease, the Company allocates the consideration in the contract to each lease and non-lease component based on the component's relative stand-alone price to determine the lease payments.

Lease and non-lease components are accounted for separately. Leases are classified as either finance leases or operating leases based on the criteria in ASC 842. The Company's operating leases are comprised of real estate and office equipment, and the Company does not have any finance leases as of December 31, 2019. Operating leases are included in Right of Use Assets ("ROU"), and Lease Liabilities in the consolidated statement of financial condition. ROU assets and Lease Liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases generally do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date if the implicit rate cannot be determined. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases, consisting of lease payments, is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. The Company's leases have remaining lease terms of 2 to 7 years.

The Company has elected not to recognize ROU assets and lease liabilities for short-term operating leases that have a term of 12 months or less.

The components of lease cost for the year ended December 31, 2019 was as follows:

Operating lease cost	$	318,495
Short-term lease cost		—
Finance lease cost		—
Total	$	318,495

Supplemental cash flow information for leases for the year ended December 31, 2019 was as follows:

Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$	335,865
ROU assets obtained in exchange for lease obligations:		
Operating leases	$	2,028,149

ROU assets for operating leases at 12/31/2019 were comprised of the following:

Real Estate		Equipment		Total	
$	1,749,807	$	13,265	$	1,763,072

A reconciliation of the undiscounted cash flows to the discounted operating lease liabilities at 12/31/2019 was as follows:

Year ending December 31:		Undiscounted future lease payments
2020	$	382,970
2021		325,687
2022		304,821
2023		313,319
2024		322,535
2025 and thereafter		615,794
Total lease payments		2,265,125
Less interest		(183,733)
Total	$	2,081,392

Weighted-average remaining lease term and weighted-average discount rate at 12/31/2019 are as follows:

Weighted-average remaining lease term	78 months
Weighted-average discount rate	2.57%

12. SHORT-TERM BORROWINGS

In November 2019, the Company entered into a term-loan agreement with a bank in the principal amount of totaling $10,000,000. The loan bears a variable interest rate which equals at all times to 1.40% above the three-month Intercontinental Exchange LIBOR base rate and matures in November 2020. The outstanding balance was $1,000,000 as of December 31, 2019. The loan is guaranteed by Mirae Asset Securities (HK) Limited, a Hong Kong corporation.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2019, the Company had net capital of $6,311,624 which was $6.061,624 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 10.43%.

14. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to the legal limit. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $86,309 in matching contributions to the 401(k) Plan for the year ended December 31, 2019 and is included in salaries and related expenses in the accompanying consolidated statement of operations.

15. COMMITMENTS AND CONTINGENCIES

The Company has subleased one of their office spaces to a related party under a noncancellable agreement which expires on April 30, 2021, (see **Note 4**) and requires monthly rental income from the leases of $7,381 plus utilities and parking.

The Company committed $47,000,000 into Mirae Asset Disruptive Technologies Fund I, LP on July 10, 2019 and this investment has unfunded commitments of $45,904,166 at year end.

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make

material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

16. INCOME TAXES

Income tax expenses for the year ended December 31, 2019 is summarized as follows:

	Current	**Deferred**	**Total**
Federal	$ 1,268,439	$ 2,082,917	$ 3,351,356
State	(485,634)	184,211	(310,423)
	$ 782,805	$ 2,267,128	$ 3,049,933

The difference between the effective tax rate and the federal statutory rate was mainly due to state income taxes, permanent difference items, and change in the valuation allowance and state tax rates.

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax asset as of December 31, 2019 is as follows:

	Total
Deferred tax assets:	
Lease accounting	$ 79,252
Accrued vacation	29,004
Unrealized loss	109,737
Bad debts	19,046
Net operating losses	1,564,228
State taxes - prior year	78,464
Other	131,059
Less valuation allowance	(713,050)
Deferred tax asset, net	1,297,740
Deferred tax liabilities:	
Depreciation	(173,875)
Available-for-sale securities	(2,399,202)
Deferred tax liability	(2,573,077)
Deferred income taxes, net	$ (1,275,337)

The Company recorded a valuation allowance against their deferred tax assets as of December 31, 2019 due to the net operating losses related to certain state jurisdictions. The valuation decreased by $1,307 for the year ended December 31, 2019. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying consolidated financial statements as of and for the year ended December 31, 2019. The Company files income tax returns in the federal jurisdiction, as well as state jurisdictions, and are subject to

routine examinations by the respective taxing authorities. The Company has concluded all federal income tax matters for years through 2015 and all state income tax matters for years through 2014. The tax years from inception through December 31, 2019 remain subject to examination by all major taxing authorities due to net operating loss carryovers. At December 31, 2019, the Company has net operating loss carryforwards for federal and state income tax purposes of $4,766,279 and $4,251,601, respectively. The state net operating loss carryforwards begin to expire in 2035.

17. CONCENTRATION OF CREDIT RISK

The Company had accounts receivable from two customers who aggregately accounted for 82% of the Company's total accounts receivable balance as of December 31, 2019.

18. CONSOLIDATING STATEMENT OF FINANCIAL CONDITION

The table below represents the financial data for the Statement of Financial Condition for each of the subsidiaries consolidated in these statements. Only Mirae Asset Wealth Management is included in Form X 17-A-5 Part II.

	MAWM	MASI	HGX	Elimination	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 220,855	$ 1,076,078	$ 2,954	$ —	$ 1,299,887
Restricted cash	—	2,250,000	—	—	2,250,000
Accounts receivable	512,160	13,600	—	(28,720)	497,040
Dividend receivable	—	—	5,399,969	—	5,399,969
Interest receivable	358	570,270	—	—	570,628
Prepaid taxes expense	1,049,308	—	—	—	1,049,308
Prepaid expenses and other current assets	119,292	20,260	—	—	139,552
Total Current Assets	1,901,973	3,930,208	5,402,923	(28,720)	11,206,384
Investments:					
Investments, at fair value	55,555,886	93,533,582	—	—	149,089,468
Equity securities without readily determinable fair value	—	—	90,000,000	—	90,000,000
Loans held for investment	—	72,474,653	—	—	72,474,653
Held-to-maturity debt securities	—	5,606,500	—	—	5,606,500
Available-for-sale debt securities	—	20,414,079	—	—	20,414,079
Investment in subsidiaries	288,165,543	95,389,321	—	(383,554,864)	—
Property and equipment, net	1,109,575	84,018	—	—	1,193,593
Right of use assets	1,763,072	—	—	—	1,763,072
Margin deposit	—	291,383	—	—	291,383
Security deposit	36,716	—	—	—	36,716
TOTAL ASSETS	$ 348,532,765	$ 291,723,744	$ 95,402,923	$ (383,583,584)	$ 352,075,848

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:					
Accounts payable and accrued expenses	$ 331,576	$ 449,640	$ 13,600	$ (28,720)	$ 766,096
Short-term borrowings	—	1,000,000	—	—	1,000,000
Deferred interest	—	1,000,000	—	—	1,000,000
Lease liability - current	334,060	—	—	—	334,060
Deposits received	—	1,250,000	—	—	1,250,000
Deferred tax liability	1,275,337	—	—	—	1,275,337
Total Current Liabilities	1,940,973	3,699,640	13,600	(28,720)	5,625,493
LONG-TERM LIABILITIES					
Lease liability	1,747,332	—	—	—	1,747,332
Security deposit - tenant	8,189	—	—	—	8,189
Total Long-term Liabilities	1,755,521	—	—	—	1,755,521
TOTAL LIABILITIES	3,696,494	3,699,640	13,600	(28,720)	7,381,014
STOCKHOLDER'S EQUITY					
Common stock, par value $ 0.01; 100 shares authorized, 70 issued, and 70 outstanding	—	—	—	—	—
Additional paid-in capital	320,000,000	270,000,000	90,002,500	(360,002,500)	320,000,000
Retained earnings	24,836,271	18,024,104	5,386,823	(23,552,364)	24,694,834
Accumulated other comprehensive income	—	—	—	—	—
TOTAL STOCKHOLDER'S EQUITY	344,836,271	288,024,104	95,389,323	(383,554,864)	344,694,834
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 348,532,765	$ 291,723,744	$ 95,402,923	$ (383,583,584)	$ 352,075,848

19. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 16, 2020, the date these consolidated financial statements were issued.